ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Corporate Functions
Your contact: Jens Brajer [redacted]

Our ref.: JB/Mtr
Date: 2008-02-08

File No. 82-34817

08000772

SUPPL

Dear Ladies and Gentlemen,

Please find attached the following document they were released to our shareholders:

Type of document	**Date of release**
Press release	2008-02-07

PROCESSED
FEB 20 2008
THOMSON FINANCIAL

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Corporate Functions

i. A.

Mandy Pfeil
Assistant Corporate Functions

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec: High level of market acceptance and good order intake with new products; expected weakness of US market in first quarter 2007/2008 temporarily burdens operating results; consolidated net income increases by 14.2%

(Jena, 7 February 2008) Carl Zeiss Meditec's new products launched with considerable up-front investments are receiving a high level of positive market response. Due to uncertainties in the financial sector, the US medical device market is currently showing a weakness which has resulted in reduced Carl Zeiss Meditec AG sales in this region within the first quarter of fiscal year 2007/2008. Consolidated revenue amounts to EUR 141.8 million, a 4.4% increase over the previous year (EUR 135.8 million). On a like-for-like basis, i.e. adjusted for all acquisitions and assuming a constant exchange rate, revenue has decreased by a marginal 3% compared to previous year. As a consequence of the hesitant US market and in conjunction with investments in the launch of new products, Carl Zeiss Meditec AG posted a slight decline in operating result in the first quarter of 2007/2008. EBIT during this period decreased to EUR 14.5 million (previous year: EUR 16.9 million) which results in an EBIT margin of 10.2% for the first quarter (previous year: 12.4%). In contrast, however, the consolidated net income after minority interest improved to EUR 11.6 million. This was 14.2% above the previous year's figure (EUR 10.1 million).

Carl Zeiss Meditec AG's revenue in the Americas region (consisting primarily of the USA) was EUR 51.7 million, down 19.3% from last year's figure of EUR 64.1 million. As a result of the ambiguous economic situation in the US, business in that region was slower than both the equivalent period last year and the fourth quarter of 2006/2007. In contrast, sales in the EMEA region increased by 24% and in the Asian/Pacific region by about 25%. Order intake over all regions increased by about 17% compared to the previous year.

Press Release

CARL ZEISS MEDITEC

"We currently assume that the US market weakness and, as a consequence, the hesitant investments by our customers in that region will be temporary. We therefore anticipate, based on current exchange rate levels, a consolidated revenue in the range between EUR 600 million and EUR 620 million and an EBIT margin of 11 – 12% for the financial year 2007/2008", says Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG.

Further details will be announced on publication of the full financial statement for Q1 2007/2008 on 14 February 2008.

Press Release

CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activity: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye diseases: vision defects (refraction), cataracts, glaucomas and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and aftercare. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyser, the Stratus OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of the innovative performance in the area of microsurgery is the OPMI Pentero® visualisation system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Surgical GmbH, Carl Zeiss Meditec Vertriebsgesellschaf mbH and Carl Zeiss Medical Software GmbH)), the USA (Carl Zeiss Meditec, Inc., Dublin), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and France (Carl Zeiss Meditec S.A.S., La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Press Release

CARL ZEISS MEDITEC

Contact

Patrick Kofler/ Director Investor Relations
Göschwitzer Straße 51-52
07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 06
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

END

Press Release